October 26, 2006

Mr. Michael Moran
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE:    Dominion Resources, Inc.
Form 10-K, for the year ended December 31, 2005
Filed March 2, 2006
File No. 1-08489

Form 10-Q, for the three months ended March 31, 2006
Filed May 4, 2006

Form 10-Q, for the six months ended June 30, 2006
Filed August 3, 2006

Dear Mr. Moran:

Dominion Resources, Inc. (the Company) received the Staff's letter dated October 12, 2006, which provided comments on the above-referenced documents. References to "Dominion" in the letter refer to Dominion Resources, Inc. and its consolidated subsidiaries. This response letter has been filed on EDGAR, and a copy has been sent by express mail.

For your convenience, the Staff's comments are set forth below and are followed by the Company's responses.

1.
We note your response to comment three of our letter dated September 12, 2006. The settlement offer is $9.1 million higher than the net book value of the note receivable. In this regard, please disclose in your Form 10-Q for the September 30, 2006 period the amount of the contingent gain and when you intend on recording the gain. See paragraph 17 of SFAS No 5.

Response

Following the bankruptcy court-approved settlement agreement reached in June 2006, the Company reevaluated the reserve it had established in December 2005 and based on the change in expected future cash flows to be received, the Company reduced the valuation allowance by $9.1 million in its financial statements for the period ended June 30, 2006. In addition to the bankruptcy court-approved settlement agreement, the evidence supporting this adjustment included an evaluation of Calpine’s ability to pay its post-petition obligations while in Chapter 11 bankruptcy and the receipt of the first payment of $11 million under the settlement agreement prior to the filing of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006. The Company did not consider this $9.1 million adjustment to be a contingent gain under SFAS No. 5, Accounting for Contingencies, but rather an adjustment to a valuation allowance pursuant to paragraph 16 of SFAS No. 114, Accounting by Creditors for Impairment of a Loan, which states in part:

Subsequent to the initial measurement of impairment, if there is a significant change (increase or decrease) in the amount or timing of an impaired loan's expected future cash flows, or if actual cash flows are significantly different from the cash flows previously projected, a creditor shall recalculate the impairment by applying the procedures specified in paragraphs 12-15 and by adjusting the valuation allowance.

The Company did not consider the adjustment to be a material item for separate discussion in the notes to the financial statements or Management's Discussion and Analysis in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.

2.
We note your response to comment six of our letter dated September 12, 2006. Please explain in detail the nature and reasons for recording the non cash charge associated with the replacement cost of natural gas. Please summarize how you calculated the amount recorded. Also, please revise future disclosure to discuss the impact of this charge on current and future periods (e.g. any reduced expense impact on future periods). Furthermore, if a liability was recorded, please explain in future filings any material settlements of such liabilities in your liquidity section. In this regard, your June 30, 2006 10Q does not articulate the material changes in your operating cash flows.

Response

As stated in our September 26, 2006 response to comment 6, the $180 million adjustment reported as Other adjustments to net income included a $96 million amount related to Dominion's gas transmission and storage operations, reflecting the change in system gas used for operations or gas deliveries to customers. Dominion owns and maintains underground gas in storage which is used for system management and operational balancing, as well as gas storage, parking and loaning services provided pursuant to its tariff.

Dominion’s gas transmission and storage operations are regulated by the Federal Energy Regulatory Commission (FERC) and, in accordance with Statement of Financial Accounting Standards No. 71, Accounting for the Effects of Certain Types of Regulation, our accounting for underground gas in storage follows the fixed asset method described in FERC’s uniform system of accounts. Pursuant to this method, Dominion’s underground gas in storage is recorded at historical cost. Operational encroachments against the underground gas in storage occur when providing the aforementioned services. Dominion may receive different quantities of gas from its customers than the quantities delivered on behalf of those customers. Additionally, in connection with certain tariff services associated with storage activity, Dominion delivers gas to its customers or receives gas from its customers. Collectively, these transactions result in gas imbalances receivable and payable and an encroachment of the Company’s underground gas in storage. Encroachments are valued at the end of each period based on the cumulative operational encroachment gas volume and the appropriate period-end gas price index. Similarly, the gas imbalances receivable and payable are recorded at the appropriate period-end gas price index.

The operational encroachment balance change for 2005 was $96 million. In connection with this non-cash adjustment to net income, there was a similar increase in gas imbalances receivable which was reflected as a deductive amount in the Consolidated Statement of Cash Flows in the Other operating assets and liabilities line item. These two related activities are settled by exchanges of gas in-kind and, accordingly, do not affect cash flow. Furthermore, because our accounting for these operational gas flows offset each other in the income statement, encroachment gas and gas imbalance receivables and payables do not have an impact on current or future period expenses.

If you have any questions or require further information, please call Ash Sawhney at (804) 771-3962 or me at (804) 819-2410.

Sincerely,

/s/Steven A. Rogers
Steven A. Rogers
Senior Vice President and Controller (Principal Accounting Officer)